Filed pursuant to 424(b)(3)
Registration No. 333-255376

ARES INDUSTRIAL REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 7 DATED SEPTEMBER 15, 2023
TO THE PROSPECTUS DATED APRIL 17, 2023

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Ares Industrial Real Estate Income Trust Inc. dated April 17, 2023, as supplemented by Supplement No. 1, dated April 17, 2023, Supplement No. 2 dated May 3, 2023, Supplement No. 3 dated May 15, 2023, Supplement No. 4 dated June 15, 2023, Supplement No. 5 dated July 17, 2023, and Supplement No. 6 dated August 15, 2023 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	the transaction price and offering price for each class of our common stock for subscriptions to be accepted as of October 1, 2023;
●	the calculation of our August 31, 2023 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;
●	the status of this offering;
●	updated information regarding distributions;
●	an update on our assets and performance;
●	updates to our board of directors; and
●	updated experts information.
●	OCTOBER 1, 2023 TRANSACTION PRICE

The transaction price for each share class of our common stock for subscriptions to be accepted as of October 1, 2023 (and distribution reinvestment plan issuances following the close of business on September 29, 2023 and share redemptions as of September 30, 2023) is as follows:

	Transaction Price	Offering Price
Share Class	(per share)	(per share)
Class T	$13.7370	$14.3843
Class D	$13.7370	$13.7370
Class I	$13.7370	$13.7370

The transaction price for each of our share classes is equal to such class’s NAV per share as of August 31, 2023. A calculation of the NAV per share is set forth in the section of this Supplement titled “August 31, 2023 NAV Per Share.” The offering price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

●	AUGUST 31, 2023 NAV PER SHARE

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.areswmsresources.com/investment-solutions/AIREIT and is also available on our toll-free, automated telephone line at (888) 310-9352. With the approval of our board of directors, including a majority of our independent directors, we have engaged Altus Group U.S. Inc., a third-party valuation firm, to serve as our independent valuation advisor (“Altus Group” or the “Independent Valuation Advisor”) with respect to helping us administer the valuation and review process for the real properties in our portfolio, providing monthly real property appraisals, reviewing annual third-party real property appraisals, providing monthly valuations of our debt-related assets (excluding DST Program Loans), reviewing the internal valuations of DST Program Loans and debt-related liabilities performed by Ares Commercial Real Estate Management LLC (our “Advisor”), providing quarterly valuations of our properties subject to master lease obligations associated with the DST Program, and assisting in the development and review of our valuation procedures.

As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”), which may be or were held directly or indirectly by the Advisor, our former sponsor, members or affiliates of our former sponsor, and third parties, and “Aggregate Fund NAV” means the NAV of all the Fund Interests.

The following table sets forth the components of Aggregate Fund NAV as of August 31, 2023 and July 31, 2023:

	As of
(in thousands)	August 31, 2023	July 31, 2023
Investments in industrial properties	$8,708,600	$8,787,200
Investment in unconsolidated joint venture partnership	23,696	23,763
Investments in real estate debt and securities	158,843	59,938
DST Program Loans	191,177	179,451
Cash and cash equivalents	62,384	103,350
Other assets	52,707	52,976
Line of credit, term loans and mortgage notes	(3,269,256)	(3,139,274)
Secured financings on investments in real estate-related securities	(44,004)	(44,174)
Financing obligations associated with our DST Program	(1,494,303)	(1,462,032)
Other liabilities	(143,488)	(139,742)
Accrued performance participation allocation	—	—
Accrued fixed component of advisory fee	(6,048)	(6,180)
Aggregate Fund NAV	$4,240,308	$4,415,276
Total Fund Interests outstanding	308,678	313,089

The following table sets forth the NAV per Fund Interest as of August 31, 2023 and July 31, 2023:

		Class T	Class D	Class I
(in thousands, except per Fund Interest data)	Total	Shares	Shares	Shares	OP Units
As of August 31, 2023
Monthly NAV	$4,240,308	$2,653,969	$285,936	$1,181,742	$118,661
Fund Interests outstanding	308,678	193,199	20,815	86,026	8,638
NAV Per Fund Interest	$13.7370	$13.7370	$13.7370	$13.7370	$13.7370
As of July 31, 2023
Monthly NAV	$4,415,276	$2,791,870	$294,876	$1,206,714	$121,816
Fund Interests outstanding	313,089	197,973	20,910	85,568	8,638
NAV Per Fund Interest	$14.1023	$14.1023	$14.1023	$14.1023	$14.1023

Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe the Dealer Manager under the terms of the dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for the Fund Interests. As of August 31, 2023, we estimated approximately $77.3 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.

We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on our stockholders’ ability to redeem shares under our share redemption program and our ability to modify or suspend our share redemption program at any time. Our NAV generally does not reflect the potential impact of exit costs (e.g. selling costs and commissions related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold today. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.

Our NAV is not a representation, warranty or guarantee that: (i) we would fully realize our NAV upon a sale of our assets; (ii) shares of our common stock would trade at our per share NAV on a national securities exchange; and (iii) a stockholder would be able to realize the per share NAV if such stockholder attempted to sell his or her shares to a third party.

The valuations of our real properties as of August 31, 2023, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties, were provided by the Independent Valuation Advisor in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table:

Weighted-
Average Basis
Exit capitalization rate	5.5%
Discount rate / internal rate of return	6.7%
Average holding period (years)	10.1

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties:

			Increase
			(Decrease) to
	Hypothetical		the Fair Value of Real
Input	Change		Properties
Exit capitalization rate (weighted-average)	0.25	% decrease	3.2%
	0.25	% increase	(3.0)%
Discount rate (weighted-average)	0.25	% decrease	2.0%
	0.25	% increase	(2.0)%

Prior to January 31, 2020, we valued our debt-related investments and real estate-related liabilities generally in accordance with fair value standards under GAAP. Beginning with our valuation for February 29, 2020, our property-level mortgages and corporate-level credit facilities that are intended to be held to maturity (which for fixed rate debt not subject to interest rate hedges may be the date near maturity at which time the debt will be eligible for prepayment at par for purposes herein), including those subject to interest rate hedges, were valued at par (i.e. at their respective outstanding balances). In addition, because we utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge is treated as one financial instrument which is valued at par if intended to be held to maturity. This policy of valuing at par applies regardless of whether any given interest rate hedge is considered as an asset or liability for GAAP purposes. Notwithstanding, if we acquire an investment and assume associated in-place debt from the seller that is above or below market, then consistent with how we recognize assumed debt for GAAP purposes when acquiring an asset with pre-existing debt in place, the liabilities used in the determination of our NAV will include the market value of such debt based on market value as of the closing date. The associated premium or discount on such debt as of closing that is reflected in our liabilities will then be amortized through loan maturity. Per our valuation policy, the corresponding investment is valued on an unlevered basis for purposes of determining NAV. Accordingly, all else equal, we would not recognize an immediate gain or loss to our NAV upon acquisition of an investment whereby we assume associated pre-existing debt that is above or below market. As of August 31, 2023, we classified all of our debt as intended to be held to maturity, and our liabilities included mark-to-market adjustments for pre-existing debt that we assumed upon acquisition.

●	STATUS OF THIS OFFERING

As of September 1, 2023, we had raised gross proceeds of approximately $1.7 billion from the sale of approximately 121.6 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $161.0 million. As of September 1, 2023, approximately $3.3 billion in shares remained available for sale pursuant to this offering, including approximately

$1.1 billion in shares available for sale through our distribution reinvestment plan. We may reallocate amounts between the primary offering and our distribution reinvestment plan.

●	DISTRIBUTIONS

We have declared monthly distributions for each class of our common stock. To date, each class of our common stock has received the same gross distribution per share. Monthly gross distributions were $0.05 per share for each share class for the month of August 2023 and were paid to all stockholders of record as of the close of business on August 31, 2023. The net distribution per share is calculated as the gross distribution per share less any distribution fees that are payable monthly with respect to Class T shares and Class D shares. Since distribution fees are not paid with respect to Class I shares, the net distributions payable with respect to Class I shares are equal to the gross distributions payable with respect to Class I shares. The table below details the net distributions for each class of our common stock for the period presented:

Net Distributions per Share
		Class T	Class D	Class I
Month	Pay Date	Share	Share	Share
August 2023	9/1/2023	$0.040	$0.047	$0.050
●	UPDATE ON OUR ASSETS AND PERFORMANCE

As of August 31, 2023, our leverage ratio was approximately 36.6% (calculated as outstanding principal balance of our borrowings, including secured financings on investments in real estate-related securities, less cash and cash equivalents, divided by the fair value of our real property, our net investment in an unconsolidated joint venture partnership, investments in real estate-related securities and debt-related investments not associated with the DST Program, as determined in accordance with our valuation procedures).

As of August 31, 2023, we directly owned and managed a real estate portfolio that included 252 industrial buildings totaling approximately 53.1 million square feet located in 29 markets throughout the U.S., with 433 customers, and was 94.6% occupied (94.7% leased) with a weighted-average remaining lease term (based on square feet) of 4.2 years. The occupied rate reflects the square footage with a paying customer in place. The leased rate includes the occupied square footage and additional square footage with leases in place that have not yet commenced.

Additionally, in August we originated one debt-related investment comprised of a senior loan with an aggregate commitment of up to $113.9 million.

Quarter-to-date through August 31, 2023, we raised gross proceeds of $139.9 million, including proceeds from our distribution reinvestment plan and the sale of DST Interests (including $14.0 million of DST Interests financed by DST Program Loans). The aggregate dollar amount of common stock redemptions requested for July and August, which were redeemed in full on August 1, 2023 and September 1, 2023, respectively, was $157.4 million.

The following table sets forth the total returns for the periods ended August 31, 2023:

	Trailing One-Month (1)	Year-to-Date (1)	One-Year (Trailing 12-Months)(1)	Since NAV Inception Annualized (1)(2)(3)
Class T Share Total Return (without sales charge) (3)	(2.31)%	(8.21)%	(7.91)%	9.88%
Class T Share Total Return (with sales charge) (3)	(6.71)%	(12.34)%	(12.06)%	9.02%
Class D Share Total Return (3)	(2.26)%	(7.86)%	(7.39)%	11.12%
Class I Share Total Return (3)	(2.24)%	(7.71)%	(7.17)%	10.88%

(1)	Performance is measured by total return, which includes income and appreciation (i.e., distributions and changes in NAV) and reinvestment of all distributions (“Total Return”) for the respective time period. Past performance is not a guarantee of future results. Performance data quoted above is historical. Current performance may be higher or lower than the performance data quoted. Actual individual stockholder returns will vary. The returns have been prepared using unaudited data and valuations of the underlying investments in our portfolio, which are estimates of fair value and form the basis for our NAV. Valuations based upon unaudited or estimated reports from the underlying investments may be subject to later adjustments or revisions, may not correspond to realized value and may not accurately reflect the price at which assets could be liquidated on any given day.
(2)	The inception date for Class I shares and Class T shares was November 1, 2017, which is when shares of our common stock were first issued to third-party investors in our initial public offering. The inception date for Class D shares (formerly designated as Class W shares) was July 2, 2018, which is when Class D shares of common stock were first issued to third-party investors.
(3)	The Total Returns presented are based on the actual NAVs at which stockholders transacted, calculated pursuant to our valuation procedures. With respect to the “Class T Share Total Return (with sales charge),” the Total Returns are calculated assuming the stockholder also paid the maximum upfront selling commission, dealer manager fee and ongoing distribution fees in effect during the time period indicated. With respect to “Class T Share Total Return (without sales change),” the Total Returns are calculated assuming the stockholder did not pay any upfront selling commission or dealer manager fee, but did pay the maximum ongoing distribution fees in effect during the time period indicated. From NAV inception to January 31, 2020, these NAVs reflected mark-to-market adjustments on our borrowing-related debt instruments and our borrowing-related interest rate hedge positions. See Item 5 in Part II of our Annual Report on Form 10-K for the year ended December 31, 2022 for additional information on the impact of not continuing to mark these instruments to market on the calculation of our Total Returns.
●	UPDATES TO OUR BOARD OF DIRECTORS

The following disclosure updates the disclosure in the “Management—Directors and Executive Officers” section of the Prospectus and all other similar disclosure regarding our board of directors throughout the Prospectus.

Expansion of our Board of Directors

Effective as of August 16, 2023, our board of directors expanded the size of our board of directors by two to a total of nine directors. In connection with this expansion, our board of directors appointed Mr. David M. Fazekas and Ms. Dawanna Williams to serve as directors on our board of directors. Mr. Fazekas and Ms. Williams will hold office until their respective successors are duly elected or appointed and qualify or until their earlier death, resignation or removal in a manner set forth in our bylaws. Mr. Fazekas will continue to serve as our Partner, Co-President and therefore is not an independent director.  Our board of directors has determined that Ms. Williams qualifies as an independent director within the meaning of the applicable provisions of our charter, requirements set forth in the Exchange Act and the applicable SEC rules, and, although our shares are not listed on the NYSE, independence rules set forth in the NYSE Listed Company Manual. Following this expansion of our board of directors and the appointment of Mr. Fazekas and Ms. Williams, our board of directors consists of nine directors, five of whom are independent of us, our advisor and our respective affiliates.

In connection with the expansion of our board of directors and these new appointments, the following supersedes and replaces the table in the section titled "Management—Directors and Executive Officers" on page 157 of the Prospectus:

Name	Age	Position
William S. Benjamin	59	Co-Chairman and Director
Dwight L. Merriman III	62	Co-Chairman and Director
Rajat Dhanda	55	Director
David M. Fazekas	50	Partner, Co-President and Director
Marshall M. Burton	55	Independent Director
John S. Hagestad	76	Independent Director
Stanley A. Moore	84	Independent Director
Charles B. Duke	65	Independent Director
Dawanna Williams	54	Independent Director
Jeffrey W. Taylor	51	Partner, Co-President
Scott A. Seager	43	Managing Director, Chief Financial Officer and Treasurer
Joshua J. Widoff	53	Partner, Chief Legal Officer and Secretary
Scott W. Recknor	56	Partner, Head of Asset Management

The following supersedes and replaces the biographical information about Mr. Fazekas on page 160 of the Prospectus and is moved immediately prior to the biographical information for Marshall M. Burton on page 158 of the Prospectus:

David M. Fazekas has served as a member of our board of directors since August 2023 and as our Partner, Co-President since February 2023. Mr. Fazekas is a Partner and Head of Ares Industrial Management, where he focuses on U.S. industrial real estate equity. During the past five years, Mr. Fazekas has also held similar leadership roles at other companies sponsored by affiliates of our former sponsor, Black Creek Group, including Industrial Property Trust Inc., DC Industrial Liquidating Trust and Industrial Income Trust Inc. From 2008 through September 2010, Mr. Fazekas served as the Senior Vice President and Project Principal for Panattoni Development Company Inc., a leading development company that leases and owns industrial, office and retail properties in more than 175 cities throughout the U.S., Canada and Europe. From 2007 to 2008, he was the Director of Acquisitions for ZAIS Group LLC (“ZAIS”), which during his tenure managed over $11 billion of assets across a wide spectrum of investment platforms. Prior to ZAIS, Mr. Fazekas spent six years as the Director of Real Estate Acquisitions for RREEF Deutsche Bank. Early in his career, he served as the Vice President of Acquisitions for Delma Properties, Inc. Mr. Fazekas holds a B.S. from Rutgers University in Business and Economics and an M.S. from New York University in Real Estate Finance and Investments.

We believe that Mr. Fazekas’ qualifications to serve on our board of directors include his history of leadership at the Company and significant experience overseeing the development, leasing, investment and management of commercial real estate.

The following biographical information about Ms. Williams is inserted immediately prior to the biographical information for Jeffrey W. Taylor on page 160 of the Prospectus:

Dawanna Williams has served as an independent director on our board of directors since August 2023. In addition, Ms. Williams is the founder of Dabar Development Partners, a real estate development and investment firm focused on the conversion, renovation and new construction of real estate properties primarily in New York City and has served as its Managing Principal since September 2003. From August 2010 to December 2013, Ms. Williams served as General Counsel of Victory Education Partners and, prior to that, served as a commercial real estate senior associate at Sidley Austin LLP from May 1999 to August 2003, and as an associate at Paul Hastings from July 1996 to March 1999. Since 2022, Ms. Williams has been a director of Compass, Inc., (NYSE: COMP), a publicly-traded, technology-enabled residential real estate brokerage company, and since 2021, has been a director of FocusImpact Acquisition Corp. (NASDAQ: FIAC), a publicly-traded, special purpose acquisition corporation and ACRES Commercial Realty Corp. (NYSE: ACR), a publicly-traded, real estate investment trust. Ms. Williams has also served on the Board of the New York Real Estate Chamber since 2014, has been a member of the board of the New York City Trust for Cultural Resources since 2017 and has served on the Board of Directors of the Apollo Theater since 2018, chairing its Real Estate Committee. Ms. Williams holds an A.B. from Smith College in Economics and Government, J.D. from University of Maryland Francis King Carey School of Law and an M.P.A. from Harvard Kennedy School.

We believe that Ms. Williams’ qualifications to serve on our board of directors include her significant experience in the real estate industry and as a real estate development executive and strategic advisor. Ms. Williams’ extensive experience with, and strong record of success in investing in, real estate related assets will provide our board of directors with valuable insights into developments in our industry.

●	EXPERTS

The statements included in this Supplement under the section titled “August 31, 2023 NAV Per Share” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this Supplement given the authority of such advisor as experts in real estate valuations.